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                      [letterhead of Intracel Corporation]


                                  March 3, 1999


VIA EDGAR AND FACSIMILE

Mr. Jeffrey P. Riedler
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re: Intracel Corporation
            Request to Withdraw Registration Statement on Form 8-A, as amended. File No. 000-25363

Ladies and Gentlemen:

        Intracel Corporation, a Delaware corporation (the "Company"), hereby makes application to immediately withdraw its Registration Statement on Form 8-A (File No. 000-25363) (the "8-A Registration Statement"), relating to the Company's securities. The Registrant filed the 8-A Registration Statement on February 8, 1999, under Section 12(b) and 12(g) of the Securities Exchange Act of 1934, as amended (the "`34 Act"). This request for withdrawal of the 8-A Registration Statement is being made because the Company is will not request effectiveness for its Registration Statement on Form S-1 (File No. 333-58819) by the date the 8-A Registration Statement would automatically become effective pursuant to Section 12 of the `34 Act.

        If you have any questions regarding this request for withdrawal, please call our contact Allen L. Weingarten or Gregory R. Carney of Morrison & Foerster LLP, counsel to the Company, at (212) 468-8063 and (212) 468-8151, respectively.

                             Sincerely,

                             INTRACEL CORPORATION

                             By:  /s/  Simon R. McKenzie
                                  -------------------------------
                                  Simon R. McKenzie
                                  President and Chief Executive Officer



cc:     John L. Krug, Esq.
        Allen L. Weingarten, Esq.
        Gregory R. Carney, Esq.